OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-42106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Section Rules 17a-5,17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UMB Distribution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 W. Galena Street
(No. and Street)

Milwaukee (City) Wisconsin (State) 53212 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Mantoan (414) 299-2232
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name - if individual, state last, first, middle name)

777 E Wisconsin Ave 32nd Floor (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

October 22, 2003 (Date of Registration with PCAOB (if applicable)) 23 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Chris Mantoan, affirm that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of UMB Distribution Services, LLC (the "Company") as of and for the year ended December 31, 2022, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, has any proprietary interest in any account classified solely as that of a customer.

WADE DEARMOND
Notary Public
State of Wisconsin

Notary Public

Signature:

Title: Principal Financial Officer and Principal Operations Officer

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________________

UMB Distribution Services, LLC

SEC I.D. No. 8-42106

Financial Statements as of and for the Year Ended December 31, 2022, Supplemental Schedules as of December 31, 2022 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Sole Member of
UMB Distribution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC (the Company) as of December 31, 2022, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Schedule of Computation for Determination of Customer Account Reserve and PAB of Brokers And Dealers Under Rule 15c3-3 of the Securities Exchange Commission, and the Schedule of Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission (collectively, the supplemental schedules), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2023

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	1,142,288
Accounts receivable		424,085
Prepaid expenses		225,060
Other receivable		198,659
Total assets	$	1,990,092
LIABILITIES		
Accrued expenses	$	197,806
Income tax payable		4,555
Total liabilities		202,361
MEMBER'S EQUITY		1,787,731
Total liabilities and member's equity	$	1,990,092

See notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

REVENUE:		
Distribution and fulfillment fees	$	1,066,748
Marketing review fees		471,622
Other income		19,640
Total revenue		1,558,010
EXPENSE:		
Management and administrative fees		1,244,868
Registration fees		11,182
Professional fees		38,692
General and administrative		26,279
Total expense		1,321,021
Income before income taxes		236,989
Income tax expense		62,780
NET INCOME	$	174,209
MEMBER'S EQUITY AT BEGINNING OF YEAR		1,613,522
MEMBER'S EQUITY AT END OF YEAR	$	1,787,731

See notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	174,209
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		1,337
Changes in operating assets and liabilities:		
Accounts receivable		115,709
Prepaid expenses		(60,886)
Other receivable		(74,270)
Income tax payable		(12,109)
Accrued expenses		75,758
Net cash provided by in operating activities		219,748
Increase in cash and cash equivalents		219,748
Cash and cash equivalents at beginning of year		922,540
Cash and cash equivalents at end of year	$	1,142,288
Supplemental disclosures:		
Income taxes paid to related party	$	73,552

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

UMB Distribution Services, LLC (the Company), is a broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution, marketing, and other services to registered investment companies. The Company is headquartered in Wisconsin and is organized as a Wisconsin limited liability company. The Company is a wholly owned subsidiary of UMB Fund Services, Inc. (the Parent), which is itself a subsidiary of UMB Financial Corporation (UMBFC). The Company's business is reliant upon its relationship with the Parent and UMBFC. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions, including $534,511 on deposit with UMB Bank, n.a., which is a subsidiary of UMBFC. The amounts on deposit at December 31, 2022 exceeded the federally insured limit at both of the financial institutions by $642,288.

Allowance for Credit Losses

The Company uses an expected loss model for financial instruments measured at amortized cost. Under the expected loss model, the Company estimates the lifetime expected credit loss on such instruments and records an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has evaluated all receivables and does not believe that an allowance is required as of December 31, 2022.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation

allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2022.

The Company is a single member limited liability company and treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2017. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with the allocation of federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Revenue from Contracts with Customers

The following is a description of the principal activities from which the Company generates revenue that are within the scope of Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. The core services the Company provides are distribution and call management and fulfillment services for mutual funds, exchange traded funds (ETFs), private funds and unlisted closed-end funds. The services to be provided to each customer are outlined in a distribution agreement, a representative oversight agreement and/or inbound call management and fulfillment services agreements and include registered

representative oversight, approval of fund marketing material, dealer agreement review and other services as set forth in each fee schedule. These services must be performed on an on-going monthly basis. The performance obligations for each of these services are highly-interdependent services that have the same pattern of transfer to the customer. As such, these services cannot be reasonably separated into individual performance obligations and these services are bundled as one service and one performance obligation. The performance obligation is satisfied on an on-going and continuous basis and is satisfied over time.

Fees will continue to be recognized on the accrual basis as they are provided on a monthly basis.

The following table presents the disaggregation of revenue related to contracts with customers according to revenue stream for the year ended December 31, 2022, recorded in Revenue in the Statement of Income and Member's Equity:

Revenue		
Distribution fees	$	951,008
Fulfillment fees		115,740
Marketing fees		471,622
Total	$	1,538,370

The Company recognizes other miscellaneous income through other revenue streams, including referral fees. These revenue streams are outside of the scope of ASC 606 and are recognized in accordance with the applicable GAAP.

Total receivables from revenue recognized under the scope of ASC 606 were $424,085 as of December 31, 2022. These receivables are included in Accounts receivable in the Statement of Financial Condition.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED-PARTY TRANSACTIONS

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $1,220,700 for the year ended December 31, 2022.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent but provides independent services on behalf of those clients.

At December 31, 2022, there were no deferred tax assets and net taxes payable to the Parent were $4,555.

The Company had no distributions to the Parent in 2022.

UMB Financial Corporation

The Company and UMBFC entered into a management agreement which specifies a method by which a proportional share of actual expenses of certain operational and administrative functions are allocated from UMBFC to the Company. Expenses incurred under this agreement were $24,168 for the year ended December 31, 2022.

3. MAJOR CLIENTS

For the year ended December 31, 2022, three clients accounted for $785,817 or approximately 50% of the Company's total revenue. Accounts receivable from these clients at December 31, 2022 totaled $169,861, or approximately 40% of total accounts receivable.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3 1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022, the Company had net capital of $520,184 which was $495,184 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1 at December 31, 2022.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2022.

5. INCOME TAXES

The Company is included in a consolidated federal tax return and various consolidated or combined state returns. The Company elects to include the allocated amount of current and deferred tax expense in its separately issued financial statements in accordance with ASC 740-10-30-27A, which allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities that are not subject to tax. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member’s share of the consolidated tax expense.

Income tax expense for the year ended December 31, 2022 includes the following components:

Current tax expense:		
Federal	$	45,266
State		16,177
Total current tax expense		61,443
Deferred tax expense:		
Federal		1,135
State		202
Total deferred tax expense		1,337
Total tax expense	$	62,780

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis. The Company had no deferred tax assets or deferred tax liabilities at December 31, 2022.

The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 21% to income before income taxes. The reasons for these differences at December 31, 2022 are as follows:

Tax expense at statutory rate of 21%	$	49,768
State income taxes, net of federal effect		12,942
Non-deductible expenses		74
Other		(4)
Total income tax expense	$	62,780
Effective tax rate		26.5%

6. INDEMNIFICATIONS

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through date of issuance. No subsequent events were identified.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULE (I)
UMB DISTRIBUTION SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022

TOTAL MEMBER'S EQUITY	$	1,787,731
DEDUCTIONS AND CHARGES:		
Accounts receivable		424,085
Prepaid expenses		225,060
Other assets		198,659
Non-allowable cash		419,743
Total non-allowable assets		1,267,547
NET CAPITAL	$	520,184
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	202,361
COMPUTATION OF NET CAPITAL REQUIREMENT - Minimum net capital required (the greater of the minimum dollar net capital requirement of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
EXCESS NET CAPITAL	$	495,184
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.39 to 1

There were no material differences between the above calculation and the Company’s calculation of net capital as reflected on the unaudited Form X-17A-5, Part IIA.

See notes to financial statements.

SUPPLEMENTAL SCHEDULE (II) AND (III)
UMB DISTRIBUTION SERVICES, LLC

SCHEDULE OF COMPUTATION FOR DETERMINIATION OF CUSTOMER ACCOUNT RESERVE AND PAB OF BROKERS AND DEALERS AND SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company's activities are limited to those set forth from exemption under paragraph (k)(1) of the Rule.

See notes to financial statements.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Sole Member of
UMB Distribution Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of UMB Distribution Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42106 FINRA DEC
UMB Distribution Services LLC
Attn: Gordon Taylor
235 W Galena St
Milwaukee, WI 53212-3948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 953
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/25/2022 Date Paid	(444)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	509
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 509
G.	**PAYMENT:** √ **the box** **Check mailed to P.O. Box** [X] **Funds Wired** [ ] **ACH** [ ] **Total (must be same as F above)** $______	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UMB Distribution Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of January, 20 23.

Principal Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,558,010
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	922,875
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	922,875
2d. SIPC Net Operating Revenues	$ 635,135
2e. General Assessment @ .0015	$ 953
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments_. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

bakertilly

Report of Independent Registered Public Accounting Firm

To the Sole Member of
UMB Distribution Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UMB Distribution Services, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which UMB Distribution Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the exemption provisions) and (2) UMB Distribution Services, LLC stated that UMB Distribution Services, LLC met the identified exemption provisions throughout the year ended December 31, 2022 without exception. UMB Distribution Services, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UMB Distribution Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2023

February 22, 2023

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

UMB Distribution Services, LLC operates under the provisions of the exemption from Rule 15c3-3 of the Securities Act of 1934, as amended, provided in paragraph (k)(1) of Rule 15c3-3.

UMB Distribution Services, LLC met all the requirements necessary to claim the exemption provided for under paragraph (k)(1) for the year ended December 31, 2022, without exception.

Sincerely,

Christopher R Mantoan
Principal Financial Officer
UMB Distribution Services, LLC

UMB Distribution Services, LLC

235 W. Galena Street
Milwaukee, Wisconsin 53212

414.299.2000
888.844.3350 Toll-Free

umbfs.com

February 22, 2023

FINRA
55 W Monroe St, #2810
Chicago, IL 60603

To Whom It May Concern:

UMB Distribution Services, LLC certifies that there has not been any commitment, contingency or guarantee that might result in a loss or a future obligation and there are no claims of which the firm is aware as of the audit opinion date that might be asserted against it.

Sincerely,

Christopher R Mantoan
Principal Financial Officer
UMB Distribution Services, LLC

UMB Distribution Services, LLC

235 W. Galena Street
Milwaukee, Wisconsin 53212

414.299.2000
888.844.3350 Toll-Free

umbfs.com